Exhibit 5.1

[Letterhead of Hogan Lovells US LLP]

July 11, 2016

Board of Directors

CBS Corporation

51 West 52nd Street

New York, NY 10019

Ladies and Gentlemen:

We are acting as counsel to CBS Corporation, a Delaware corporation (the “Company”), and CBS Operations Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the “Guarantor”), in connection with the Underwriting Agreement, dated July 6, 2016 (the “Underwriting Agreement”), among the Company, the Guarantor and the Underwriters named therein relating to the public offering and sale by the Company of $700,000,000 principal amount of the Company’s 2.90% Senior Notes due 2027 (the “Senior Notes”), unconditionally guaranteed as to payment of principal and interest by the Guarantor (the “Guarantees” and, together with the Senior Notes, the “Securities”), pursuant to the Company’s automatic shelf registration statement on Form S-3 (Registration No. 333-199956), filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2014 (the “Registration Statement”). The Securities are to be issued pursuant to the Amended and Restated Indenture, dated as of November 3, 2008, among the Company, the Guarantor and The Bank of New York Mellon, as trustee, as supplemented and amended by the First Supplemental Indenture, dated as of April 5, 2010, among the Company, the Guarantor and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) (as supplemented and amended, the “Indenture”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For purposes of this opinion letter, we have assumed that (i) the Trustee has all requisite power and authority under all applicable laws, rules, regulations and governing documents to execute, deliver and perform its obligations under the Indenture, and the Trustee has complied with all

Board of Directors

July 11, 2016

legal requirements pertaining to its status as such status relates to its rights to enforce the Indenture and the Guarantees against the Company and the Guarantor, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes a valid and binding obligation, enforceable against the Trustee in accordance with its terms, (v) there has been no mutual mistake of fact or misunderstanding, or fraud, duress or undue influence, in connection with the negotiation, execution or delivery of the Indenture, and the conduct of all parties to the Indenture has complied with any requirements of good faith, fair dealing and conscionability, and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties (and no act or omission of any party), that would, in any such case, define, supplement or qualify the terms of the Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of the following, as currently in effect: (i) the Delaware General Corporation Law, as amended; and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). We express no opinion herein as to any other statutes, rules or regulations (and in particular, we express no opinion as to any effect that such other statutes, rules or regulations may have on the opinion expressed herein).

Based upon, subject to and limited by the foregoing, we are of the opinion that (a) the Senior Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration therefor specified in the Underwriting Agreement and (ii) the due execution, authentication, issuance and delivery of the Senior Notes pursuant to the terms of the Indenture, the Senior Notes will constitute valid and binding obligations of the Company and (b) the Guarantees have been duly authorized on behalf of the Guarantor and that, following (i) receipt by the Company of the consideration for the Senior Notes specified in the Underwriting Agreement and (ii) the due execution, authentication, issuance and delivery of the Senior Notes pursuant to the terms of the Indenture, the Guarantees will constitute valid and binding obligations of the Guarantor.

The opinion expressed above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Securities are considered in a proceeding in equity or at law).

This opinion letter has been prepared for your use in connection with the filing by the Company with the Commission of a Current Report on Form 8-K on the date hereof (the “Form 8-K”), which Form 8-K will be incorporated by reference into the Registration Statement, and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

Board of Directors

July 11, 2016

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Form 8-K, and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement dated July 6, 2016, which constitutes part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN LOVELLS US LLP